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                                  Exhibit 20.1





                               Page 4 of 4 Pages
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FOR IMMEDIATE RELEASE


           BANKUNITED TO ACQUIRE SUNCOAST SAVINGS AND LOAN IN MERGER

                Deal Pending Stockholder and Regulatory Approval


CORAL GABLES, FLA. - Coral Gables-based BankUnited Financial Corporation (NASDAQ:BKUNA), parent company of BankUnited, FSB, has entered into a definitive agreement to acquire Hollywood, Florida-based Suncoast Savings and Loan Association, FSB (NASDAQ:SCSL), announced Alfred R. Camner, Chairman CEO of BankUnited and Albert J. Finch, Chairman and CEO of Suncoast Savings and Loan.

Under terms of the agreement, one share of BankUnited Class A Common Stock will be issued for each share of Suncoast Common Stock in a tax free exchange. BankUnited currently has 5,447,083 shares of Class A Common Stock outstanding and expects to issue approximately 1,996,930 additional shares in connection with the merger. Likewise, the 920,000 outstanding shares of Suncoast Preferred Stock will be exchanged for a new issue of BankUnited Preferred Stock having substantially similar terms to the Suncoast Preferred Stock. The transaction, which is subject to shareholder and regulatory approvals and various other conditions including completion of due diligence reviews, will be accounted for as a purchase and is expected to close by December 1996.

Assets of BankUnited after the acquisition will approximate $1.3 billion, making BankUnited the fourth largest publicly held financial institution headquartered in the South Florida market of Dade, Broward and Palm Beach counties. Based upon current economic conditions and levels of interest rates and anticipated operating efficiencies from consolidation, the acquisition is expected to be accretive to BankUnited's earnings for the September 30, 1997 fiscal year.
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Alfred Camner noted, "Our strategy all along has been to increase shareholder value by becoming a significant franchise in the South Florida market. This acquisition helps achieve this goal by adding Suncoast's quality operation to our rapidly growing customer base. Suncoast's branches operate similarly to ours and their locations fit in ideally with BankUnited's expansion strategy. With the addition of Suncoast's $300 million of deposits in Broward county, we expect to set the South Florida standard for customer service and efficiency."

"At $1.3 billion in assets, we will have the capacity to invest and grow in ways never before possible for either organization," Camner further stated. "Suncoast, for example, has demonstrated strong residential and commercial real estate lending. With this combination, we will further build BankUnited's growing presence in these and other areas of lending, and thereby enhance our fee income and margins."

Albert Finch, who will become a Vice Chairman at BankUnited and a member of its Board of Directors, observed, "We are very excited about our proposed combination with BankUnited Financial Corporation. This association will allow us to better serve consumers and businesses in our market area by broadening the products, services and locations we offer to our customers. Moreover, BankUnited shares our commitment to community involvement and quality customer service."

Finch also said, "We are very proud of our successes over the past 11 years in building Suncoast into the leading community bank it is today. As we face an increasingly competitive banking environment, we are confident that this merger with BankUnited will benefit our customers, employees, and shareholders. By Combining our market strengths, we can take full advantage of consolidation opportunities and a changing financial services landscape. We look forward to completing this deal.

Also jointing Albert J. Finch on the Board of Directors of BankUnited are present Suncoast directors, Irving P. Cohen, Elia J. Giusti and Norman E. Mains.
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In connection with the execution of the merger agreement, each member of the
Board of Directors of Sunscoast, holding collectively, including vested options, approximately 26% of the Suncoast Common Stock, has agreed to vote his shares in favor of the merger. Certain directors and principal shareholders of BankUnited, representing approximately 42% of BankUnited's voting power, have also agreed to vote in favor of the merger.

BankUnited's Class A Common Stock traded at 7-3/8, midday today, and Suncoast's Common Stock traded at 6-3/8. Using the above price for BankUnited Class A Common Stock, the purchase price is approximately 1.6 times the fully diluted book value of Suncoast Common Stock as of March 31, 1996 as adjusted for the anticipated SAIF assessment.

BankUnited currently operates branch offices in Coral Gables, South Miami, Coral Springs, Tamarac, Deerfield Beach, Delray Beach, Boca Raton and Boynton Beach, Florida. At March 31, 1996, BankUnited had assets of $738 million and deposits of $424 million.

Suncoast is a Federal Savings Association with branches located in Hollywood, Hallandale, Pembroke Pines, Lauderdale-by- the-Sea, Delray Beach and, soon to open, Pompano Beach, Florida. It services approximately $1.31 billion in mortgage loans for Ginnie Mae, Fannie Mae, and Freddie Mac, as well as the FDIC, private investors and other financial institutions. At March 31, 1996, Suncoast had assets of $467 million and deposits of $288 million.

BankUnited Financial Corporation and Suncoast Savings and Loan Association, FSA are traded on the Nasdaq National Market. BankUnited's common stock trades under the symbol of BKUNA and its preferred stocks trade under the symbols BKUNP and BKUNO. Suncoast's common stock trades under the symbol SCSL and its preferred stock trades under the symbol SCSLP.

CONTACT: For BankUnited, (305) 569-2000, Alfred R. Camner, Chairman and Samuel Milne, CFO:
            For Suncoast, (954) 981-6400, Albert J. Finch, Chairman Distributed by: Boardroom Communications, Inc., Plantation, FL Phone (305) 321-6334